UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Fredric W. Harman

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, CT 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Fredric W. Harman

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, CT 06851

(203) 226-8346

April 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oak Investment Partners XI, Limited Partnership

20-1319065

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

10,712,795 Shares of Common Stock

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

10,712,795 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oak Associates XI, LLC

20-1319921

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oak Management Corporation

06-0990851

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0 Shares of Common Stock

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

0 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0 Shares of Common Stock

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9.  SOLE DISPOSITIVE POWER

0 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0 Shares of Common Stock

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

0 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0 Shares of Common Stock

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

0 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 90343C100

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0 Shares of Common Stock

8.  SHARED VOTING POWER

10,712,795 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

0 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

10,712,795 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,712,795 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%

14.

TYPE OF REPORTING PERSON

IN

Statement on Schedule 13D/A

This Amendment No. 2 to Statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of U.S. Auto Parts Networks, Inc., a Delaware corporation (the “Company”).  This Amendment No. 2 to Statement on Schedule 13D is being filed on behalf of the Reporting Persons and amends and supplements the Statement on Schedule 13D filed by the Reporting Persons on December 9, 2008.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

This Amendment No. 2 to Statement on Schedule 13D is being filed to reflect an acquisition of shares of Series A Preferred Stock, as described in Item 3 and Item 4, and the lower percentage beneficial ownership due to changes in the aggregate number of shares of Common Stock outstanding, as set forth in Item 5.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented with the addition of the following:

Oak Investment Partners entered into a Securities Purchase Agreement dated March 25, 2013 by and among the Company and the purchasers identified on therein (the “Securities Purchase Agreement”), listed as Exhibit D hereto, in connection with a private placement of securities by the Company.  Pursuant to the Securities Purchase Agreement, at the closing of the private placement (the “Closing”), which occurred on March 25, 2013, Oak Investment Partners XI purchased 1,379,310 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (“Series A Preferred Stock”) at a per share price of $1.45 and for an aggregate purchase price of $1,999,999.50.  The purchase price paid by Oak Investment Partners XI was furnished from the investment capital of Oak Investment Partners XI contributed by its investors. No part of the purchase price was borrowed by Oak Investment Partners XI for the purpose of acquiring such securities.

Each share of Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $1.45 per share share of Series A Preferred Stock converted, plus accrued and unpaid dividends or distributions on such share, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company listed as Exhibit E hereto (the “Certificate of Designations”).

The shares of Common Stock issuable upon conversion of the Series A Preferred Stock are deemed to be beneficially owned by the Reporting Persons.

This Item 3 (and the other Items of this Amendment No. 2 to Schedule 13D) does not provide a complete description of the Securities Purchase Agreement or the Certificate of Designations and each such description is qualified in its entirety by reference to the Securities Purchase Agreement and the Certificate of Designations, each of which is incorporated herein by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented with the addition of the following:

The shares of Series A Preferred Stock were acquired for investment.  Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Series A Preferred Stock or other securities of the Company (other than pursuant to the Securities Purchase Agreement), consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Series A Preferred Stock or dispose of any or all of their Series A Preferred Stock or other securities of the Company depending upon an ongoing evaluation of the investment in the Series A Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell, and Oak Investment Partners XI agreed to purchase, the number of shares of Series A Preferred Stock all as described in Item 3 above.  As a condition to the Closing, the Company was obligated to file the Certificate of Designations, which provides that the Series A Preferred Stock has liquidation, conversion, dividend and voting rights in preference to the Common Stock. Descriptions of such rights, and of rights under the Securities Purchase Agreement, contained herein are qualified in their entirety by reference to the Securities Purchase Agreement and the Certificate of Designations.

Conversion of Series A Preferred Stock.    Pursuant to the Certificate of Designations, the shares of Series A Preferred Stock shall be automatically converted into Common Stock if the volume-weighted average price per share of Common Stock is equal to or exceeds $4.35 for any thirty (30)  consecutive trading days at any time following the original issue date of the Series A Preferred Stock, as adjusted for any stock split, stock combination or similar transaction of the Common Stock, and if certain other conditions are satisfied the Series A Preferred Stock held by any holder may also be converted at any time at the election of such holder.

Dividends.    Subject to certain exceptions, the holders of shares of Series A Preferred Stock are entitled to receive dividends on each outstanding share of Series A Preferred Stock at the per share rate of $0.058 per annum, as adjusted for any stock split, stock combination or similar transaction of the Series A Preferred Stock, which may be paid in shares of Common Stock, cash or any combination of Common Stock and cash as determined by the Company’s board of directors.  Certain conditions are required to be satisfied in order for the Company to pay dividends on the Series A Preferred Stock in shares of Common Stock, including (i) the Common Stock being registered pursuant to 12(b) or (g) of the Securities Exchange Act of 1934, as amended, (ii) the Common Stock being issued having been approved for listing on a trading market and (iii) the Common Stock being issued either being covered by an effective registration statement or being freely tradable without restriction under Rule 144 (subject to certain exceptions).  If any dividend is paid on any class or series of equity securities that by its terms ranks junior in right of dividends and liquidation to the Series A Preferred Stock (the “Junior Securities”), the Series A Preferred Stock shall be entitled to receive such dividends on an as-converted basis.

Voting.    As set forth in the Certificate of Designations, and except as required by applicable law, the holders of shares of Series A Preferred Stock (i) shall be entitled to vote with the holders of shares of Common Stock on all matters submitted for a vote of holders of Common Stock (voting together with the holders of Common Stock as one class), (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock would have been entitled if such Common Stock had been outstanding at the time of the related record date, or, if no record date is established with respect to the applicable vote, at the time of the applicable vote, assuming for such purposes that any dividends then payable on such shares of Series A Preferred Stock will be paid in cash, and (iii) shall be entitled to notice of any stockholders’ meeting in accordance with the Certificate of Incorporation and bylaws of the Company.

In addition, the Certificate of Designations provides that, so long as any shares of Series A Preferred Stock are outstanding, the Company may not, without first obtaining without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, (i) amend, alter or repeal any provision of the Certificate of Incorporation (by merger or otherwise) or bylaws so as to adversely affect the preferences, rights or powers of the Series A Preferred; provided that any such amendment, alteration or repeal to create, authorize or issue any Junior Securities, or any security convertible into, or exchangeable or exercisable for, shares of Junior Securities, shall not be deemed to have any such adverse effect; or (ii) create, authorize or issue any additional shares of Series A Preferred Stock, any class or series of equity securities that by its terms ranks senior in right of dividends and liquidation to the Series A Preferred Stock (the “Senior Securities”), or any class or series of equity securities that does not by its terms expressly provide that it ranks senior or junior in right of dividends and liquidation to the Series A Preferred Stock (the “Parity Securities”), or any security convertible into, or exchangeable or exercisable for, shares of Series A Preferred Stock, Senior Securities or Parity Securities.

The consent or votes required in the paragraph above shall be in addition to any approval of stockholders of the Company which may be required by law or pursuant to any provision of the Certificate of Incorporation or bylaws.

Redemption Rights.  The Series A Preferred Stock is not redeemable.

Liquidation Preference.    In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up (which shall include a change of control transaction, as more fully described in the Certificate of Designations), the holders of shares of Series A Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of Junior Securities.  The liquidation preference is equal to $1.45 per share, plus accrued and unpaid dividends, as adjusted for any stock split, stock combination or other similar transaction involving the Series A Preferred Stock.  Notwithstanding the foregoing, if a holder of Series A Preferred Stock would receive a greater amount upon liquidation by converting its shares into Common Stock, then such holder shall be treated, for liquidation purposes, as though the holder had converted such shares of Series A Preferred Stock into shares of Common Stock immediately prior to the liquidation event, whether or not such holder had elected to convert.

Registration.    As set forth in the Securities Purchase Agreement, the Company has agreed to use its best efforts to file a “resale” registration statement (the “Registration Statement”) within 45 days of the Closing covering 4,149,997 shares of the Common Stock initially issuable upon conversion of all shares of Series A Preferred Stock authorized for sale pursuant to the Securities Purchase Agreement and up to 900,000 additional shares of Common Stock that may be issued as dividends on the Shares (collectively, the “Registrable Shares”).  If any Registrable Shares are unable to be included on the Registration Statement, the Company has agreed to file subsequent registration statements to register the remaining Registrable Shares.  The Company is obligated to maintain the effectiveness of the “resale” registration statement with respect to any Registrable Shares until such time as such Registrable Shares have been resold or no longer remain “Registrable Shares” pursuant to the terms of the Securities Purchase Agreement.

The foregoing summary of the Securities Purchase Agreement, the Certificate of Designations and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Securities Purchase Agreement and the Certificate of Designations, listed as Exhibits D and E hereto, respectively, and incorporated herein by reference.

ITEM 5.

INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 37,209,439 shares of Common Stock outstanding as of April 3, 2013, as reported by the Company to the Reporting Persons.

Oak Associates XI is the general partner of Oak Investment Partners XI.  Oak Management is the manager of Oak Investment Partners XI.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of the general partner of Oak Investment Partners XI, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Investment Partners XI, Oak Associates XI, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 9,333,485 shares of Common Stock and 1,379,310 shares of Series A Convertible Preferred Stock owned directly by Oak Investment Partners XI.

Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

(c)

During the past sixty (60) days, the following transactions, each involving the class of securities reported on hereon, were effectuated:

Pursuant to the Securities Purchase Agreement, the Reporting Persons purchased 1,379,310 shares of Series A Convertible Preferred Stock (as described in Item 3 and Item 4 above).

ITEM 7.

EXHIBITS.

Item 7 is hereby supplemented with the addition of the following:

Exhibit D

Securities Purchase Agreement (previously filed as Exhibit 10.1 to that certain Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 25, 2013, and incorporated by reference herein)

Exhibit E

Certificate of Designations (previously filed as Exhibit 3.1 to that certain Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 25, 2013, and incorporated by reference herein)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2013

Entities:

Oak Investment Partners XI, Limited Partnership

Oak Associates XI, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals